STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES

Lincoln Financial Distributors, Inc.
Year Ended December 31, 2024

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SEC FILE NUMBER
8-13431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 N. Radnor-Chester Rd.
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Vogt Omoruyi	336-691-4670	Megan.Omoruyi@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Megan Vogt Omoruyi_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Lincoln Financial Distributors, Inc._____, as of _12/31_____, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **LORI C KNIBB**
> Notary Public, North Carolina
> Guilford County
> My Commission Expires
> _7/4/2028_____

[signature]

Notary Public

Signature: _Megan Vogt Omoruyi_

Title: _AVP, Financial and Operational Principal_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-**2.**
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lincoln Financial Distributors, Inc.
Statement of Financial Condition and Related Notes
Year Ended December 31, 2024

Table of Contents

Duly Authorized Officer Affirmation
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2024

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(ii), I affirm that, to the best of my knowledge and belief, the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C) because, during the year ended December 31, 2024:

1. The securities business of the Company was limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer; and

2. The Company promptly transmitted to the issuer any funds and promptly delivered to the subscriber any securities received in connection with the transaction, and the Company did not otherwise hold funds or securities for or owe money or securities to customers.

Dated: February 28, 2025

Megan Vogt Omoruyi
Name: Megan Vogt Omoruyi
Title: AVP, Financial and Operational Principal

Lori C Knibb

Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/4/2028

1

Lincoln Financial Distributors, Inc.
Statement of Financial Condition
(in thousands, except for share data)

		As of December 31, 2024
ASSETS		
Cash and invested cash	$	5,107
Commissions and fees receivable		30,503
Due from affiliates		150
Other assets		21
Total assets	$	35,780
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to affiliates	$	30,129
Other liabilities		1,170
Total liabilities		31,299
Stockholder's Equity		
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding		200
Additional paid-in capital		12,632
Accumulated deficit		(8,351)
Total stockholder's equity		4,481
Total liabilities and stockholder's equity	$	35,780

See accompanying notes to the statement of financial condition.

Lincoln Financial Distributors, Inc.
Notes to the Statement of Financial Condition
(in thousands)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance and variable annuities through financial intermediaries, including brokers, planners, agents, financial advisers, third-party administrators, financial institutions and other intermediaries. LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of our affiliated insurance companies, The Lincoln National Life Insurance Company ("LNL") and Lincoln Life & Annuity Company of New York ("LLANY"). LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of LNL, which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial condition being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies and New Accounting Standards

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax return of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

Adoption of New Accounting Standards

Accounting Standards Updates ("ASUs") not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

The following table provides a description of current period adoptions of new ASUs.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	This ASU aims to enhance reportable segment disclosure requirements. It requires that a public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), disclose and describe other segment items and report additional measures of a segment's profit or loss if used by the CODM.	January 1, 2024 (Annual Filings)	We adopted this ASU effective January 1, 2024, incorporating the required disclosure in the "Segment Information" section below.

Segment Information

The Company operates in one reportable segment given the similarities of all the products and services provided. The reportable segment reflects the manner by which our chief operating and decision maker ("CODM") views and manages the business. Our CODM is the Chief Executive Officer. Stockholder's equity is used by the CODM to evaluate financial performance as it is the starting point for the net capital calculation. See Note 5 for information on the Company's net capital requirements.

2. Income Taxes

As of December 31, 2024, LFD had a current federal income tax liability of $16. LFD had no deferred federal income tax liability for the year ended December 31, 2024. LFD had no uncertain tax positions as of December 31, 2024.

The LNC consolidated group is subject to examination by U.S. federal, state and local and non-U.S. income tax authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2020. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our 2014, 2015, 2016 and 2017 refund claims. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect those examinations to materially impact us.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2024, we recognized no interest and penalty expense related to uncertain tax positions. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2024.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The provision was effective for tax years beginning after December 31, 2022. We determined that we were not within the scope of the corporate alternative minimum tax for 2024.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses and taxes and fees as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to wholesale distribution expenses incurred on LFD's behalf as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers. While LFD is from time to time involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial condition.

5. Net Capital Requirements

LFD operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250.

	As of December 31, 2024
Minimum net capital requirement	$ 250
Net capital	4,233
Excess net capital	$ 3,983

6. Subsequent Events

Management evaluated subsequent events for the Company through February 28, 2025, the date the statement of financial condition was available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition or related notes.

Lincoln Financial Distributors, Inc.
Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2024

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). In accordance with the requirements of subsections (d)(1)(i)(B)(2) and (d)(4) of Rule 17a-5, I affirm on behalf of the Company that, to the best of the Company's knowledge and belief:

1. The Company claimed an exemption from the provisions of 17 C.F.R. § 240.15c3-3 ("Rule 15c3-3") pursuant to subsection (k)(1) of Rule 15c3-3; and

2. The Company met the exemption provisions in subsection (k)(1) of Rule 15c3-3 throughout the year ended December 31, 2024, without exception.

Dated: February 28, 2025

Megan Vogt Omoruyi

Name: Megan Vogt Omoruyi
Title: AVP, Financial and Operational Principal